

EXECUTED COPY

FORM 6-K


RECD S.E.C.
MAY 1 5 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 15, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

JOAQUÍN DE FUENTES BARDAJÍ
General Vice- Secretary
and Vice – Secretary of the Board of Directors
TELEFÓNICA, S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

SIGNIFICANT EVENT

The Board of Directors of its subsidiary "Grupo Admira Media, S.A., Sociedad Unipersonal", at its meeting held today has unanimously ratified the agreement reached on May 8th, 2002 between the aforementioned company and Sogecable to integrate DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable.

The execution of the aforementioned agreement is pending the pertinent Administrative authorizations.

Madrid, May 14th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.



Date: May 15, 2002

By: ______________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors